September 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Eric McPhee and Wilson Lee

Re:	Sterling Real Estate Trust
Form 10-K for the Year Ended December 31, 2024 Form 10-Q For the Quarterly Period Ended June 30, 2025 File No. 000-54295

Ladies and Gentlemen:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), as contained in your letter, dated September 17, 2025 (the “Comment Letter”), to Sterling Real Estate Trust (the “Trust”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 (the “Form 10-Q”).

We appreciate the Staff’s comments and feedback. To facilitate your review of the Company’s response, we have repeated your comments in bold, italicized text followed immediately by the response of the Company.

Form 10-Q For the Quarterly Period Ended June 30, 2025

Liquidity and Capital Resources, page 43

1.	We note your disclosure here, and in Note 7, with regard to your lines of credit. Please address the following:
●	You indicate that you have a $19.8 million line of credit with Gate City Bank expiring July 2025, while in Note 7 you indicate the expiration date is September 2025, and in the 10-K for the year ended December 31, 2024, you indicate that the line is $14.8 million, expiring in July 2029. Please clarify the amount of the line and when it expires.

We acknowledge the Staff’s comment. The Company clarifies that the Gate City Bank line of credit was expanded by $5 million in February 2025, increasing the total commitment from $14.8 million to $19.8 million. Concurrently, the maturity date was amended from July 2029 to July 2025 to facilitate a planned restructuring.

4340 18th Avenue South | Suite 200 | Fargo, ND 58103 | Office 701.353.2720 | Toll Free 877.269.1031 | sretrust.com

As of the date of this response, the line of credit is anticipated to be further extended, with a portion backed by the Bank of North Dakota. Accordingly, the maturity date has been temporarily adjusted to October 20, 2025, pending finalization of the new agreement. The Company expects to execute a revised credit facility in October 2025, which will extend the maturity to a three-year term.

In future periodic filings, the Company will expand its disclosures in the financial statement notes to clearly reflect changes in credit facility terms, including amendments to amounts and maturities, to enhance transparency and investor understanding.

●	To the extent your line of credit with Gate City Bank expires within the next 12 months, please tell us and revise your discussion of liquidity in future filings to address how you intend to repay the line at its expiration date.

We acknowledge the Staff’s comment. The Company anticipates completing the expansion and extension of its line of credit with Gate City Bank in October 2025. As of the most recent reporting period, debt comprises only 45.2% of the Trust’s market capitalization. This is a low leverage ratio for our industry, given the relative ease of borrowing funds secured by real estate holdings. This low leverage ratio provides meaningful flexibility, because the Trust has the capacity to further encumber real estate assets if necessary to meet any funding needs associated with the line’s expiration.

In future periodic reports, the Company will revise its discussion of liquidity to specifically address the maturity of the line of credit and the intended repayment strategy. Additionally, the Company will expand the financial statement notes to provide enhanced clarity regarding changes to credit facilities, including any material terms or conditions that may be relevant to investors.

●	We note that you began to carry a balance on your lines of credit in the 2nd quarter of 2024, and then draws have increased through the first 2 quarters of 2025. Please tell us if you believe your change in the utilization of your lines of credit represents a strategic shift in your financing strategy, or if you still consider these lines of credit as a means to enhance treasury management activities and more effectively manage cash balances.

We acknowledge the Staff’s comment. The increased utilization of our lines of credit beginning in the second quarter of 2024 and continuing through the first half of 2025 reflects a tactical response to favorable acquisition opportunities that align with our investment strategy. Specifically, the Trust elected to use its Gate City line of credit—secured by real estate collateral—in lieu of traditional mortgage financing to retire a $13 million mortgage on December 31, 2024.

Lines of credit continue to serve as a tool for treasury management, with the increase allowing the Trust to take advantage of investment opportunities and more effectively manage cash position.

In future periodic reports, the Company will expand its liquidity and capital resources discussion regarding its usages of lines of credit and expand its disclosures in the financial statement notes to provide additional clarity regarding changes in the utilization of lines of credit as appropriate.

4340 18th Avenue South | Suite 200 | Fargo, ND 58103 | Office 701.353.2720 | Toll Free 877.269.1031 | sretrust.com

*****

We thank the Staff for its consideration and hope the Staff finds the foregoing answers responsive to its comments. If you should have any questions or further comments with respect to the Form 10-K or Form 10-Q, please do not hesitate to contact Michael Carlson, the Company’s General Counsel, at (701) 353-2721 or mcarlson@sretrust.com.

Yours very truly,

/s/ Megan E. Schreiner
Name: Megan E. Schreiner
Title: Interim Chief Financial Officer

cc:	Michael Carlson, Sterling Real Estate Trust Andrew Nick, Fredrikson & Byron, P.A.

4340 18th Avenue South | Suite 200 | Fargo, ND 58103 | Office 701.353.2720 | Toll Free 877.269.1031 | sretrust.com